Filed Pursuant to Rule 253(g)(3)

File No. 024-10884

SUPPLEMENT NO. 1 DATED APRIL 2, 2020

TO THE OFFERING CIRCULAR DATED MARCH 10, 2020

MASTERWORKS 002, LLC

This Supplement No. 1 dated April 2, 2020, supplements the Offering Circular of Masterworks 002, LLC dated March 10, 2020 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on August 15, 2018 and qualified on November 4, 2019, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to reflect the fact that certain amounts in the Offering Circular were calculated based on an assumed exchange rate of $1.3181 to £1.00, but the actual exchange rate paid by Masterworks upon acquisition of the Painting was $1.3149 to £1.00. This slightly more favorable exchange rate results in the following changes to the amounts in the Offering Circular:

●	a decrease in the U.S. dollar denominated purchase price of the Painting of $15,290, from $6,239,556 to $6,224,266;
●	a decrease the aggregate offering size of 850 Class A ordinary shares, from 343,175 Class A ordinary shares to 342,325 Class A ordinary shares;
●	a reduction in the aggregate offering size of $17,000, from $6,863,500 to $6,846,500; and
●	a reduction in the “true-up payable to Masterworks of $1,710, from $623,944 to $622,234.

Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged.